Exhibit 1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Royal Group Technologies Limited (the " Company" )
1 Royal Gate Boulevard
Vaughan, Ontario
L4L 8Z7

Item 2	Date of Material Change

October 18, 2004

Item 3	News Release

A press release was issued on October 18, 2004 in Toronto, Ontario and disseminated across Canada by CCN Matthews.

Item 4	Summary of Material Change

On October 18, 2004, the Company received a letter from the RCMP advising that the Company is a target of the RCMP’ s investigation. Prior to receiving the letter, the Company understood, based on information available to it, including discussions with the RCMP, that it was not a target of the RCMP’ s investigation. Other than as disclosed in the Production Order detailed in the Company’ s press release issued on October 15, 2004, it has no information relating to the RCMP’ s change in position.

Item 5	Full Description of Material Change

Please see the press release attached hereto as Schedule " A" .

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:

Mark Badger
Vice President, Marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9	Date of Report

October 25, 2004

SCHEDULE " A"

NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR: ROYAL GROUP TECHNOLOGIES LIMITED

TSX, NYSE SYMBOL: RYG

OCTOBER 18, 2004 - 18:20 ET

Royal Group Technologies Limited: Press Release

TORONTO, ONTARIO--(CCNMatthews - Oct. 18, 2004) - Royal Group Technologies Limited (" Royal Group" or the " Company" ) (RYG.SV: TSX, NYSE) announced today that it has received a letter from the RCMP advising that Royal Group is a target of the RCMP’ s investigation. Prior to receiving the letter from the RCMP, Royal Group understood, based on all of the information available to the Company, including discussions with the RCMP, that the Company was not a target of its investigation. Except as disclosed in the Production Order referred to below as detailed in the Company’ s press release on October 15, 2004, the Company has no information as to the reasons for the RCMP’ s change in position.

On Friday, October 15, 2004, the Company announced that Staff of the Ontario Securities Commission provided the Company with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Vice President and Chief Security Officer of Scotiabank. The Company’ s shares were halted from trading by Market Regulation Services Inc. in the afternoon of October 13, 2004 pending the issue of a press release. The shares resumed trading on Monday October 18, 2004. Reference is made to the Company’ s press release of October 15, 2004 for further particulars with respect to the Production Order.

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based building products, serving the home improvement, consumer and construction sectors of the market. The Company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate and distribution services to its plants producing finished products. Royal Group’ s manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia. Additional investment information is available on Royal Group’ s web site at www.royalgrouptech.com under the " Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as " expect" , " should continue" , " continue" , " believe" , " anticipate" , " estimate" , contemplate" , " target" , " plan" , " budget" , " may" , " will" , " schedule" and " intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal Group’ s products are sold; market acceptance and demand for Royal Group’ s products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations or administrative or intellectual property disputes; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of October 15, 2004 and Royal Group disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Royal Group Technologies Limited
Media Contact: Scott D. Bates
General Counsel and Corporate Secretary
(905) 264-0701

or

Investor Contact
 Mark Badger
Vice President of Marketing and Corporate Communications
(905) 264-0701
(905) 264-0702 (FAX)